[New York Community Bancorp, Inc. Letterhead]

March 15, 2016

Via EDGAR

U.S. Securities and Exchange Commission,

100 F Street, NE,

Division of Corporation Finance,

Washington, D.C. 20549.

Attention:	Era Anagnosti
Christopher Dunham

Re:	New York Community Bancorp, Inc.
Registration Statement on Form S-4 (Reg. No. 333-208649)

Ladies and Gentlemen:

New York Community Bancorp, Inc. (“NYCB”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 pm Eastern time on March 16, 2016, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, NYCB hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NYCB from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	-2-

•	NYCB may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jared M. Fishman of Sullivan & Cromwell LLP, at (212) 558-1689 or Katherine A. McGavin of Sullivan & Cromwell LLP at (212) 558-4956 with any questions you may have concerning this request. In addition, please notify Mr. Fishman or Mrs. McGavin when this request for acceleration has been granted.

Sincerely,

/s/ R. Patrick Quinn, Esq.
R. Patrick Quinn, Esq.